Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-210429

Dated March 12, 2018

Term Sheet

$650,000,000

3.950% Senior Notes due 2028

Issuer:	Fifth Third Bancorp

Security:	3.950% Senior Notes due March 14, 2028

Expected Ratings*:	Baa1 (Moody’s) / BBB+ (S&P) / A- (Fitch)

Currency:	USD

Size:	$650,000,000

Security Type:	SEC Registered Senior Notes

Maturity:	March 14, 2028

Coupon:	3.950%

Payment Frequency:	Semi-Annually

Day Count Convention:	30/360

Optional Redemption:	The notes are not subject to repayment at the option of the holders prior to the maturity date. The Issuer may redeem the Senior Notes, in whole or in part, on or after the date that is 30 days prior to the maturity date at a redemption price equal to 100% of the principal amount of the Senior Notes redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Benchmark Treasury:	2.750% US Treasury due February 15, 2028

Benchmark Treasury Spot and Yield:	98-30+; 2.872%

Spread to Benchmark Treasury:	+110 bps

Yield to Maturity:	3.972%

Price to Public:	99.820% of face amount

Proceeds (Before Expenses) to Issuer:	$645,905,000

Interest Payment Dates:	March 14 and September 14 of each year, commencing September 14, 2018

Trade Date:	March 12, 2018

Settlement Date:	March 14, 2018 (T+2)

Denominations:	$2,000 x $1,000

CUSIP/ISIN:	316773 CV0 / US316773CV06

Joint Book-Running Managers:	Morgan Stanley & Co. LLC Citigroup Global Markets Inc. Goldman Sachs & Co. LLC RBC Capital Markets, LLC

Co-Managers:	Fifth Third Securities, Inc.**

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**	Fifth Third Securities, Inc., an underwriter in this offering, is an affiliate of Fifth Third Bancorp. Rule 5121 of the Conduct Rules of the Financial Industry Regulatory Authority, Inc. (“FINRA”) imposes certain requirements on a FINRA member participating in the public offering of securities of an issuer that controls, is controlled by, or is under common control with, the FINRA member. Fifth Third Securities, Inc. has advised Fifth Third Bancorp that it will not sell any of the notes to a discretionary account unless it has received specific written approval from the account holder in accordance with Rule 5121.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. LLC toll free at 1-866-718-1649, calling Citigroup Global Markets Inc. toll free at 1-800-831-9146, writing to Goldman Sachs & Co. LLC, Prospectus Department, 200 West Street, New York, New York 10282, telephone: 1-866-471-2526, facsimile: 212-902-9316 or by emailing Prospectus-ny@ny.email.gs.com, or calling RBC Capital Markets, LLC toll free at 1-866-375-6829.

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